UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant  ☐         Filed by a Party other than the Registrant  ☒

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☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

VERSO CORPORATION

(Name of Registrant as Specified In Its Charter)

LAPETUS CAPITAL II LLC

ATLAS CAPITAL RESOURCES II LP

ATLAS CAPITAL GP II LP

ATLAS CAPITAL RESOURCES GP II LLC

LAPETUS CAPITAL III LLC

ATLAS CAPITAL RESOURCES III LP

ATLAS CAPITAL GP III LP

ATLAS CAPITAL RESOURCES GP III LLC

ATLAS FRM LLC

ANDREW M. BURSKY

TIMOTHY J. FAZIO

BW COATED LLC

BLUE WOLF CAPITAL FUND IV, L.P.

BLUE WOLF CAPITAL ADVISORS IV, L.P.

BLUE WOLF CAPITAL ADVISORS IV, LLC

ADAM BLUMENTHAL

SEAN T. ERWIN

JEFFREY E. KIRT

TIMOTHY LOWE

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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2019 ANNUAL MEETING OF STOCKHOLDERS

OF

VERSO CORPORATION

SUPPLEMENT TO

DEFINITIVE PROXY STATEMENT

OF

LAPETUS CAPITAL II LLC

This Supplement (“Supplement”) to the definitive proxy statement first sent to Stockholders of Verso Corporation, a Delaware corporation (the “Company”), on or about December 31, 2019 (as amended and supplemented, the “Proxy Statement”) and enclosed BLUE proxy card is being furnished by Lapetus Capital II LLC (“Lapetus II”), and the other participants in connection with the solicitation of proxies for use at the 2019 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “Annual Meeting”) scheduled to be held at JW Marriott Essex House, located at 160 Central Park South, New York, New York, 10019, on January 31, 2020, beginning at 10:00 a.m. (Eastern Time).

On January 31, 2020, the Company, Lapetus II and Blue Wolf Capital Advisors IV, LLC announced that they have reached an agreement to settle the pending proxy contest with respect to the Annual Meeting and certain other matters. Pursuant to the cooperation agreement (the “Cooperation Agreement”), the Company, Atlas and Blue Wolf have agreed to take all action necessary for the Board to consist of the following immediately subsequent to the 2019 Annual Meeting of Stockholders: Sean Erwin, Jeffrey Kirt and Marvin Cooper (the “Investor Nominees”); Randy Nebel, Nancy Taylor and Dr. Robert Beckler (the “Company Nominees”); and Adam St. John (the “Executive Director”). Mr. Erwin will be appointed Chairman of the Board.

Pursuant to the Cooperation Agreement, Atlas and Blue Wolf have agreed to vote “FOR” the Company’s pending sale of its Androscoggin and Stevens Point mills to Pixelle Specialty Solutions LLC (the “Sale Transaction”).

Therefore, Lapetus II has changed its intention from ABSTAIN on Proposal No. 2, and intends to vote FOR the Proposal No. 2 – Approval of the Sale Proposal.

WE INTEND TO VOTE OUR SHARES OF COMMON STOCK OF THE COMPANY “FOR” THE SALE PROPOSAL.

IF YOU HAVE ALREADY SUBMITTED A BLUE PROXY CARD AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. All BLUE proxy cards that have been submitted in connection with our mailing to Stockholders of a proxy statement and proxy card on December 31, 2019 remain valid and will be voted at the Annual Meeting as marked.

If you are a Stockholder of record, and you have already voted, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card, by voting again online or by telephone, as more fully described on the proxy voting instruction card. All valid proxies received prior to the Annual Meeting will be voted. You may also revoke your proxy and change your vote by voting in person at the Annual Meeting.

Notwithstanding anything to the contrary contained in the Proxy Statement, pursuant to an order of the Delaware Chancery Court, with respect to Proposal No. 1—Election of the Nominees, the shares of stock represented at the Annual Meeting, either in person or by proxy, and entitled to vote at the Annual Meeting, shall constitute a quorum for purposes of the election of directors at the Annual Meeting, notwithstanding any provision of Verso’s Amended and Restated Certificate of Incorporation or Bylaws to the contrary.